Exhibit 12.4

Ameren Energy Generating Company

Computation of Ratio of Earnings to Fixed Charges

(Thousands of Dollars, Except Ratios)

	Year Ended December 31,
	2007	2008	2009	2010(a)	2011(b)
Net income (loss) from continuing operations attributable to Ameren Energy Generating Company	$230,238	$286,467	$159,869	$(38,573)	$44,153
Add- Net income attributable to noncontrolling interest	27,272	28,424	2,007	3,366	1,061
Add- Taxes based on income	154,910	182,116	101,148	19,422	32,285

Net income before income taxes and noncontrolling interest	412,420	497,007	263,024	(15,785)	77,499
Add- fixed charges:
Interest on short-term and long-term debt (c)	55,930	54,320	60,045	76,321	61,020
Estimated interest cost within rental expense	169	232	307	295	284
Amortization of net debt premium, discount, and expenses	586	760	866	1,026	671

Total fixed charges	56,685	55,312	61,218	77,642	61,975

Earnings available for fixed charges	$469,105	$552,319	$324,242	$61,857	$139,474

Ratio of earnings to fixed charges	8.27	9.98	5.29	- (d)	2.25

(a)

Effective January 1, 2010, Ameren Energy Generating Company (Genco) acquired an 80% ownership interest in Electric Energy Inc. (EEI) from an Ameren subsidiary as a result of an internal re-organization. In accordance with authoritative guidance, periods presented reflect the combined Genco and EEI results. See Note 1 - Summary of Significant Accounting Policies of this Form 10-K for additional information.

(b)

During 2011, Genco recorded a charge to earnings of $35 million related to the closure of two energy centers and an asset impairment. See Note 17 - Goodwill, Impairment and Other Charges under Part II, Item 8 of this Form 10-K for additional information.

(c)	Includes interest expense related to uncertain tax positions
(d)

Earnings are inadequate to cover fixed charges by $15.8 million for the year ended December 31, 2010. In the third quarter of 2010, Genco recorded a goodwill and other impairment charge of $170 million. See Note 17 - Goodwill, Impairment and Other Charges of this Form 10-K for additional information.